U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
FORM 4
   Check this box if no longer                              STATEMENT OF CHANGES
IN BENEFICIAL OWNERSHIP
   subject to Section 16. Form 4
   or Form 5 obligations may
   continue. See Instruction 1(b).     Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                                                                       Holding
Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of               2.  Issuer Name and            6. Relationship of Reporting
      Reporting Person                Ticker or Trading Symbol        Person to Issuer
                                                                      (Check all applicable)
Shepherd      John          D.       Lincoln Logs Ltd. / LLOG     __X__  Director__X__  10% Owner
(Last)        (First)    (Middle)   3. IRS or  4. Statement for   __X__  Officer (give___ Other (specify
                                       Social     Month/Year      CEO, President & Treasurer      below)
1020 Sport Hill Road                  Security
    (Street)                         Number of      4/30/98
                                      Reporting
Easton  CT  06612                      Person
(City) (State) (Zip)                 (Voluntary)

                                                  5. If Amendment,
                                                   Date of Original
                                                    (Month / Year)

________________________________________________________________________________


Table I  -  Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1. Title of Security   2. Trans-    3.Trans-  4. Securities Acquired (A) 5. Amount of 6. Owner-7. Nature
     (Instr. 3)          action      action       or Disposed of (D)        Securities   ship    of In-
                         Date          Code      (Instr. 3, 4 and 5)        Beneficially Form:    direct
                         Month/      (Instr. 8)                             Owned at      Direct  Bene-
                         Day/                                               End of        (D) or   ficial
                         Year                                               Month        Indirect  Owner-
                                    Code    V     Amount  (A) or Price      (Instr. 3 & 4) (I)      ship
                                                          (D)                             (Instr. 4)(Instr. 4)
Common Stock          4/20/98         C           1,375,000 A  $275,000.00                  D
Common Stock          4/20/98         M             687,500 A  $257,812.50   3,214,461      D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Over)
Form 4 (continued)
Table II  -  Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
________________________________________________________________________________

1. Title of  2. Conver- 3. Trans-4. Transac- 5.Number of 6. Date Exer- 7. Title and 8. Price  9.Number 10. Owner-11. Na-
   Derivative  sion or     action    tion Code Derivative  cisable and    Amount of   of       of Diriv-   ship     ture
   Security    Exercise      Date              Securities  Expiration     Underlying  Deriv-   ative       Form    of In-
  (Instr. 3)   Price of    (Month/  (Instr. 8) Acquired      Date         Securities  ative    Secur-      of De-  direct
               Deriv-       Day/               (A) or     (Month/Day      (Instr. 3   Secur-   ties       rivative Bene-
               ative       Year)               Disposed     /Year)          and 4)    ity      Bene-      Secu-    ficial
              Security                         of (D)                                 (Instr.  ficially   ity:     Own-
                                               (Instr 3,                                5)      Owned      Direct   ership
                                                4, and 5)  Date Expira-                         at End     (D) or
                                                           Exer-  tion    Title Amount or        of        Indi-   (Instr 4)
                                                          cisable  Date         Number of       Month      rect (I)
                                                                                Shares         (Instr 4)   (Instr 4)
                                    Code V      (A)  (D)
Series B
Convertible
Subordinated                                                                Common
Debenture    $.20        3/9/98        P       250,000     4/9/98  5/15/99  Stock  250,000  $.20

Series B
Convertible
Subordinated                                                                 Common
Debenture       $.20     3/23/98       P       250,000     4/23/98  5/15/99  Stock  250,000  $.20  - 0 -

Common Stock
Warrant
( right to                                                                   Common
buy )           $.375    3/9/98        A           125,000  Immed.      *    Stock   125,000  $.375

Common Stock
Warrant                                                                      Common
(right to buy) $.375   3/23/98       A           125,000    Immed.      *    Stock    125,000  $.375 - 0 -

Series B
Convertible
Subordinated                                                                 Common
Debenture              4/20/98       C          1,375,000                    Stock   1,375,000  $.20  - 0 -

Common Stock
Warrant                                                                      Common
(right to buy) $.375   4/20/98       M            687,500                    Stock    687,000    $.375 - 0 -

________________________________________________________________________________
Explanation of Responses:
   * Earlier of (a) January 30, 2003, or (b) the tenth (10th) day prior to the Issuer's anticipated filing date with the Securities and Exchange Commission of a registration statement to conduct a public offering.


                                           /S/  John D. Shepherd  May 11, 1998
                                             -------------------  ------------
**  Intentional misstatements or            **Signature of
omissions of facts constitute Federal         Reporting Person       Date
Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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